[Reference Translation]

March 10, 2022

To Whom It May Concern:

Company Name: TOYOTA MOTOR CORPORATION
Name and Title of Representative:
Akio Toyoda, President
(Code Number: 7203
First Section of Tokyo Stock Exchange and
Nagoya Stock Exchange)
Name and Title of Contact Person:
Masayoshi Hachisuka, General Manager,
Capital Strategy & Affiliated Companies Finance Div.
(Telephone Number: 0565-28-2121)

Notice Concerning the Status and Completion of the Repurchase of Shares of our Common Stock

(Repurchase of Shares under our Articles of Incorporation pursuant to Article 165, Paragraph 2 of the Companies Act of Japan)

We hereby inform you of the repurchase of shares (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock) conducted in March pursuant to Article 156 of the Companies Act of Japan (the “Companies Act”) as applied pursuant to Article 165, Paragraph 3 of the Companies Act, concerning which repurchase notification was given on May 12, 2021, as follows:

We also inform you that the portion of the repurchase of shares pursuant to the resolution at a meeting of the board of directors held on November 4, 2021, has been completed.

1. Class of shares repurchased:	Common stock of Toyota Motor Corporation (“TMC”)

2. Total number of shares repurchased:	8,905,500 shares

3. Total purchase price:	17,495,293,350 JPY

4. Period of repurchase:	From March 1, 2022 to March 7, 2022

(Reference)

I.

Repurchase of shares resolved at a meeting of the board of directors held on May 12, 2021 (Repurchase of shares in order to promote capital efficiency by repurchasing flexibly its common stock while comprehensively considering factors such as its investment in growth, level of its dividends, its cash reserves and the price level of its common stock)

(1) Class of shares to be repurchased	Common shares of TMC

(2) Total number of shares to be repurchased	120 million shares (maximum)

(3) Total purchase price for repurchase of shares	150 billion JPY (maximum)

(4) Period of repurchase	From November 5, 2021 to March 31, 2022

II.	Total number of shares of our common stock repurchased pursuant to the above resolution of the board of directors (as of March 7, 2022)

(1) Total number of shares repurchased:	70,355,500 shares

(2) Total purchase price for repurchased shares:	149,999,840,600 JPY